UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT

OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY

HAS CEASED TO BE AN INVESTMENT COMPANY

Dated: July 31, 2015

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

	[ ]	Merger

	[x]	Liquidation

	[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

	[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

db-X Exchange-Traded Funds Inc.

3.	Securities and Exchange Commission File No.:

811-22001

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

	[x]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

60 Wall Street
New York, New York 10005

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Jeremy Senderowicz
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036-6797
(212) 641-5669

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

db-X Exchange-Traded Funds Inc.
60 Wall Street
New York, New York 10005
(212) 250-2077

DBX Strategic Advisors LLC
345 Park Avenue
New York, New York 10154
(212) 454-0506

TDAM USA Inc.
161 Bay Street, 35th Floor, TD Canada Trust Tower
Toronto, Ontario, Canada M5J 2T2
(416) 982-7848

ALPS Distributors, Inc.
1290 Broadway, Suite 1100
Denver, Colorado 80203
(303) 623-2577

The Bank of New York Mellon
One Wall Street
New York, New York, 10286
(212) 495-1784

	NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

	[x]	Management company

	[ ]	Unit investment trust; or

	[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	[x]	Open-end	[ ]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

DBX Strategic Advisors LLC
345 Park Avenue
New York, New York 10154

TDAM USA Inc.
161 Bay Street, 35th Floor,
TD Canada Trust Tower,
Toronto, Ontario, Canada M5J 2T2

Amerivest Investment Management, LLC
1005 North Ameritrade Place
Bellevue, Nebraska 68005

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

ALPS Distributors, Inc.
1290 Broadway, Suite 1100
Denver, Colorado 80203

13.	If the fund is a unit investment trust (“UIT”) provide:

	(a)		Depositors’ name(s) and address(es):

Not applicable.

	(b)		Directors’ name(s) and address(es):

Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

	[ ]	Yes	[x] No

If Yes, for each UIT state (name, file no. and business address):

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

	[x]	Yes	[ ]	No

If Yes, state the date on which the board vote took place:

April 24, 2015

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

	[ ]	Yes	[x]	No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Under the Maryland General Corporation Law, the Board of Directors of the Fund is permitted to redeem all outstanding shares of the Fund and dissolve the Fund without shareholder approval.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

	[x]	Yes	[ ]	No

	(a)	If Yes, list the date(s) on which the fund made those distributions:

A distribution was made on May 27, 2015.

	(b)	Were the distributions made on the basis of net assets?

[x]	Yes	[ ]	No

(c)	Were the distributions made pro rata based on share ownership?

[x]	Yes	[ ]	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ]	Yes	[x]	No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.	Closed-end funds only:

Not applicable.

Has the fund issued senior securities?

	[ ]	Yes	[ ]	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

	[x]	Yes	[ ]	No

If No,

	(a)	How many shareholders does the fund have as of the date this form is filed?

	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

	[ ]	Yes	[x]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

	[ ]	Yes	[x]	No

If Yes,

	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

	(b)	Why has the fund retained the remaining assets?

	(c)	Will the remaining assets be invested in securities?

		[ ] Yes		[ ]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

	[ ]	Yes	[x]	No

If yes,

	(a)	Describe the type and amount of each debt or other liability:

	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $35,000

(ii) Accounting expenses: $0

(iii) Other expenses (list and identify separately): $0

(iv) Total expenses (sum of lines (i) - (iii) above): $35,000

	(b)	How were those expenses allocated?

All expenses were allocated to DBX Strategic Advisors LLC and not allocated to the Fund.

	(c)	Who paid those expenses?

All expenses were paid by DBX Strategic Advisors LLC.

	(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

	[ ]	Yes	[x] No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	[ ]	Yes	[x]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	[ ]	Yes	[x]	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

Not applicable.

26.	(a)	State the name of the fund surviving the Merger:

	(b)	State the Investment Company Act file number of the fund surviving the Merger:

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of db-X Exchange-Traded Funds Inc., (ii) he is the Secretary of db-X Exchange-Traded Funds Inc. and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Alex Depetris
Alex Depetris